UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: April 2011
Commission File Number: 000-51116
Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100020, People’s Republic of China
Fax number: +86 10 57586898

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

KU6 ANNOUNCES ISSUANCE OF SENIOR CONVERTIBLE BONDS AND ORDINARY SHARES TO SHANDA
Beijing, China—April 1, 2011—Ku6 Media Co., Ltd., (Nasdaq: KUTV) (“Ku6” or the “Company”), a leader in online video portal operations in China, announced today that it agreed to issue to Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (“Shanda”) ordinary shares and convertible bonds in an aggregate amount of US$100,000,000.
Ku6 agreed to issue to Shanda US$50,000,000 of ordinary shares of Ku6 at a per share price of US$0.0325 (or US$3.25 per ADS), representing a 1.0% discount to the average closing price for the past 15 trading days, and US$50,000,000 aggregate principal amount of 3% senior convertible notes at face value. The bonds will mature in three years after issuance and will bear an interest of 3% per annum, payable semi-annually. The bonds will be convertible into ordinary shares of Ku6 at a price of US$0.03925 per ordinary share (or US$3.925 per ADS), representing a 19.6% premium to the average closing price for the past 15 trading days. The conversion rights will start after 6 months following the closing date. The transaction is subject to the approval by the shareholders of Ku6. Closing is expected in the second quarter of 2011. The Company intends to use the net proceeds from the sale of the convertible bonds and ordinary shares for business expansion, working capital and other general corporate purposes.
A special committee, comprised of three independent directors of Ku6, represented Ku6 in the negotiations of the transaction agreements.
This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities, and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.
About Ku6 Media Co., Ltd.
Ku6 Media Co., Ltd. (Nasdaq:KUTV — News) is a leading online video company in China. Through its two premier online brands and online video websites, www.ku6.com and www.juchang.com, Ku6 provides video information services and entertainment in China.
As a leading online video portal, www.ku6.com provides a video platform for sharing and watching user-generated content. It also provides online video news, reports, and other interactive entertainment programs for its users.
Ku6’s www.juchang.com offers a broad array of copyright compliant content, such as movies, television series, and other video programs sourced from Ku6’s global content partners, with all content having high definition quality and fast speeds for seamless viewing. For more information about Ku6, please visit http://ir.ku6.com/irwebsite.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Statements in this announcement that are not historical facts, including but not limited to statements regarding the continuous growth of the Company, the success of any acquisitions or investments by the Company or any subsidiaries, the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG game titles and the introduction of new casual game titles, the success of our online literature platform, the success of our online video operations, the signing and development of successful artist for our music business, and the success of our wireless value added business, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games to be released in 2011, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that our contract writers do not deliver appealing literature products, the risk that our online video website fails to attract advertisers or content providers, the risk that we fail to sign popular music artists or fail to continue to successfully promote our existing artists, the risk that the laws and regulations in the PRC continue to prohibit or restrict offering of wireless valued added products, the risk that the Company fails to deliver continuous growth in 2011, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events, except as required under applicable laws.
For more information, please contact:
Mr. Matthew Zhao (English and Chinese)
Investor Relations Officer
Telephone +86 10 5758 6818 in Beijing
ir@ku6.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Tony Shen

Name:	Tony Shen
Title:	CFO
Date: April 2, 2011

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